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04 MAR 18 AM 7:21

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Catriona Cockburn
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	17th March 2004
No. of pages including this one	14

04010659

SUPPL

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

Please find attached an Erste Bank investor release.

Kind regards,

Catriona Cockburn
Citigate Dewe Rogerson

dlw 3/18

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

Registered office at 3 London Wall Buildings London Wall London EC2M 5SY. Registered in England 2184041

Vienna 17 March 2004

Embargoed until 7.30am

Results 2003: Erste Bank delivers another strong set of results

"This year's results repeat the resounding success of the last six years, during which we have achieved a continuous increase in our net profit. Exceeding the targets set at the IPO in 1997 so convincingly and in such a short space of time, is something to be immensely proud of," announced CEO Andreas Treichl at the presentation of Erste Bank's preliminary full year results for 2003.

Highlights[1]

- **Consolidated total assets** up by 6.1%, from EUR 121.2bn at 31.12.2002 to EUR 128.6bn
- **Net interest income** grew by 5% against 2002, rising from EUR 2,463m to 2,586.8m
- **Net commission income** up by 5.5% from EUR 944.3m to EUR 996.6m
- **Operating results** improved by 19% from EUR 1,151.2m to EUR 1,370.1m
- **Pre-tax profit** increased by 14.6% from EUR 664.6m to EUR 761.6m
- **Net profit** after tax and minority interests up by 38.4%, from EUR 255.2m to EUR 353.3m
- **Return on equity** improved by a full percentage point taking it to 13.7% at the end of 2003
- **Cost-income ratio** was reduced substantially, improving to 64.2% from 67.9% at the previous year end.
- **The tier 1 ratio**, as defined under the Austrian Banking Act, remains stable at 6.3%
- **Earnings per share** have markedly increased from EUR 4.73 at the previous year end to EUR 5.95 for the full year 2003.

"Leading the retail banking field in Central Europe with 11 million customers, Erste Bank has more than 21% of total customer deposits in the region, amounting to EUR 20,686m. Furthermore our investors have witnessed a share price increase of 160% over six years. In that time, earnings per share have more than doubled to EUR 5.95 and dividend payments totalling EUR 447.3m have been paid out. In addition, our market capitalisation has seen a dramatic rise from EUR 2bn to just under EUR 7bn. Cooperation in the savings bank group has also brought success in the shape of a market share increase in Austria from 26% to 27% over the past year. All these results combined make us particularly proud of our achievements."

[1] In assessing these figures, it is important to note three factors – the inclusion of Riječka Banka figures from May 2002 onwards, the increased stake in Česká spořitelna from July 2002 and the addition of Postabank late in 2003 (16 December). Furthermore, as had already happened in other provinces during the previous years, Erste Bank branches in Vorarlberg were transferred to the local savings banks in Vorarlberg.

In line with the strategy set out by Erste Bank's Management Board, the focus in the coming years will be to continue to exploit the potential for synergies within the Group for the benefit of our customers as well as translating the continuing high economic growth in Central Europe into continued earnings growth. Current forecasts predict that it will take the accession countries between one and two decades to reach the current economic level of the existing EU-15. "The growth that this implies is precisely what we see as the basis of Erste Bank's high earnings potential," explained Treichl. "We are among the market leaders in the retail banking sector in all of the countries where we are active. It is this sector – whether in private real estate, pension provision or consumer finance - that is currently enjoying growth, and whose development has convinced us that we will be successful in reaping long term benefits from these regions".

Outlook 2005

"The combination of this year's excellent results, the further earnings potential that we expect EU enlargement to bring as well as our rigorous cost management measures mean that we remain confident that we will definitely reach our 2005 targets. These are a group profit of EUR 500m based on a return on equity of at least 16%, and a cost-income ratio of no more than 62%," stated Reinhard Ortner, CFO.

For 2004 a double digit increase in group net profit is again expected.

I: Overview of Group Results

The marked improvement in **operating results,** up 19% to EUR 1,370.1m, is attributed to two main factors. Firstly, overall **operating income** of the Erste Bank Group (the sum of net interest income, net commission income, net trading result and result from insurance business) increased by 6.9% in 2003 to EUR 3,830.9m. Secondly, **general administrative expenses** (personnel expenses, other administrative expenses and depreciation of fixed assets) rose only slightly, by 1.2% to EUR 2,460.8m. Discounting the one-off expenditure of EUR 32m due to legal changes in the employee pension scheme, general administrative expenses would even have decreased by around 0.1%.

Despite this one-off expense, the **cost-income ratio** has significantly improved, decreasing from 67.9% in December 2002 to 64.2% at year end 2003. This compares with a ratio of 73.5% in 1997.

The **other operating result** was mainly affected by higher goodwill amortisation as well as one-off expenses in the Central European subsidiaries of Česká spořitelna (ČS) and Slovenská sporiteľňa (SLSP), which led to an increase of the negative result from EUR -80.2m in 2002 to EUR -202.1m.

Pre-tax profit for 2003 rose by almost 15% from EUR 664.6m to EUR 761.6m.

"The 38.4% increase in **net profit** for 2003 to EUR 353.3m demonstrates how well we have positioned ourselves in Europe's key growth area. We are especially proud that this increase can be attributed exclusively to the operating business," stated CFO, Reinhard Ortner. "We also want the shareholders to be able to participate in our success and will be recommending a dividend increase of 21% from EUR 1.24 to EUR 1.50 at this year's Annual General Meeting."

Return on equity was up a full percentage point to 13.7%. The cash return on equity (return on equity less goodwill) rose from 15.3% in 2002 to 16.6% in 2003.

II: Group Results in Detail

1. Earnings Developments

1.1 Operating Income

Operating income rose by 6.9% to EUR 3,830.9m, with satisfactory rates of growth achieved in all areas. The net trading result and income from insurance business performed particularly well.

Net interest income (represents interest in the narrow sense, interest-like income and expenses, and income from equity holdings including the share in the results of operations of associates) increased over the past year by 5% to EUR 2,586.8m.

The overall net interest margin – net interest income as a percentage of average interest bearing assets (derived from total assets less cash reserves, trading assets, tangible and intangible assets as well as other assets) remained unchanged against 2002 at 2.3%. The net interest margin in Austria was 1.9%. In Central Europe this figure lies between 3.6% and 4.5%.

An increase of 5.5% to EUR 996.6m for **net commission income** was achieved for 2003. Growth was realised in all commission bearing areas, with the income from insurance and building society businesses in particular climbing 28.4% to EUR 97.3m. Improved market conditions also led to positive developments in securities, with an increase of 6.9%, especially in fund business and brokerage.

Net trading result showed an above average rise of 28.2% to EUR 214.6m. The good market positioning of our treasury activities contributed significantly towards this achievement.

Income from insurance business increased almost fourfold compared to the previous year, growing to EUR 32.9m. This result contrasts with the unusually low result in 2002, which was caused by unfavourable market conditions and damages claims stemming from natural disasters. The turnaround was also assisted by improving capital market conditions.

1.2 General Administrative Expenses

General administrative expenses (personnel expenses, other administrative expenses and depreciation of fixed assets) remained stable at EUR 2,460.8m, up only 1.2% from the previous year. Excluding the one-off charge of EUR 32m (detailed below), general administrative expenses would have seen a slight reduction.

Erste Bank-Group	**2003 EUR m**	**2002 EUR m**	**% Change**	**Excl. Pension contributions**	**% Change against 2002**
Personnel expenses	1,422.3	1,373.2	3.6	1,390.3	1.3
Other administrative expenses	691.9	762.6	-9.3	691.9	-9.3
Subtotal	**2,114.2**	**2,135.8**	**-1.0**	**2,082.2**	**-2.5**
Depreciation	346.6	296.2	17.0	346.6	17.1
Total general administrative expenses	**2,460.8**	**2,432.0**	**1.2**	**2,428.8**	**-0.1**

Austria (including Corporate Center and International business)	2003 EUR m	2002 EUR m	% Change	Excl. Pension contributions	% Change against 2002
Personnel expenses	1,078.0	1,064.0	1.3	1,046.0	-1.5
Other administrative expenses	415.1	477.0	-13.0	415.1	-13.2
Subtotal	**1,493.1**	**1,541.0**	**-3.1**	**1,461.1**	**-5.1**
Depreciation	201.0	185.8	8.2	201.0	7.5
Total general administrative expenses	**1,694.1**	**1,726.8**	**-1.9**	**1,662.1**	**-3.8**

Central Europe	2003 EUR m	2002 EUR m	% Change
Personnel expenses	344.3	309.2	11.4
Other administrative expenses	276.8	285.6	-3.1
Subtotal	**621.1**	**594.8**	**4.4**
Depreciation	145.6	110.4	31.9
Total general administrative expenses	**766.7**	**705.2**	**8.7**

Personnel expenses increased by 3.6% to EUR 1,422.3m. This was due to a one-off expense of approximately EUR 32m, the cost incurred by the transfer of current and retired employees' pension contributions into a new scheme following a change in the related pension law. Excluding this one-off effect, total administrative expenses would have decreased by 0.1%.

Excluding the addition of 1,804 employees from the acquisition of Postabank, there was a 2.9% reduction in headcount in 2003, with numbers falling to 35,846.

Headcount

	As of 31.12.2003	As of 31.12.2002
Austria	14,974	15,654
thereof cross guarantee savings banks	6,931	7,272
International	22,676	21,269
thereof Česká spořitelna Group	12,420	12,994
thereof Slovenská sporiteľňa Group	5,283	5,248
thereof other CE subsidiaries	4,635*	2,637
Total	**37,650**	**36,923**

* Of which 1,804 employees are an addition through the acquisition of Postabank.

As at the end of 2003, a further 72 employees were working in consolidated non-bank subsidiaries (mainly in the hotel and leisure industry), down from 256 at year end 2002.

Strict cost management enabled **other administrative expenses** to be reduced by 9.3% to EUR 691.9m. This was mainly the result of cost reductions in IT expenditure, which decreased from EUR 208.9m to EUR 162.1m. Depreciation of fixed assets increased by 17% up to EUR 346.6m, according to plan, as a result of higher IT spending over the last couple of years.

1.3 Risk Provisions

The actual requirement for risk provisions for loans and advances in the lending businesses remained at EUR 406.4m as expected. This led to a decrease in provision charges as a percentage of average loans and advances to customers from 65 to 62 basis points.

1.4 Other operating result

The negative balance increased significantly in 2003 to EUR -202.1m against EUR – 80.2 in the previous year. Increased amortisation of goodwill (caused in part by the additional stake purchased in ČS in 2002), lower income from the sale of non-core investments and planned software write-offs in connection with the restructuring in Central Europe were the main contributors towards this figure.

1.5 Tax situation

The effective tax rate for 2003 (taxes on income and profit as a percentage of pre-tax profit) was 29.4%, which whilst expected, was considerably higher than last year's rate of 22.8%. However, the rate for 2002 was atypically low as a result of changes in the legal framework as well as the amount of non-tax deductible goodwill being significantly higher. These factors combined resulted in an increase in the effective tax rate for 2003.

The proposed tax reform by the Austrian government, due to come into effect from 2005, will see corporation tax fall from 34% to 25%. Expected changes in the tax regime and the proposed introduction of a new group taxation, where details remain to be finalised, mean that the final effects on the Erste Bank Group cannot yet be determined.

1.6 Net Profit after minority interests

There has been a considerable reduction in Erste Bank's **minority interests**, down 28.6% to EUR 184.1m. One reason for this is the additional stakes in ČS, purchased in mid-2002, which have led to lower deductions for minority interests in 2003. In addition, in accordance with the IFRS requirement, the exceptional revaluation gains arising from savings bank holdings of Erste Bank shares are eliminated from the P&L results of those savings banks in the cross guarantee system where Erste Bank has either no or minimal participation. IFRS rule states that any share price gains arising from a company's own shares cannot affect its profits. This has therefore contributed to the overall reduction in minority interests.

Net profit after minority interests showed an increase of 38.4% to EUR 353.3m compared to the previous year.

2. Balance Sheet Developments

Total assets for the Erste Bank Group grew 6.1% in the past year to EUR 128.6bn.

Loans and advances to customers increased by 5.2% to EUR 67.8bn. This increase is attributed to the first-time inclusion of loans and advances from Postabank, worth EUR 1.1bn. It is, however, slightly off-set by the disposal of CZK 8m (EUR 0.25bn) of high risk loans and advances from Česká spořitelna, auctioned off to an investment bank during 2003.

Furthermore, Erste Bank carried out a placement on the capital market in May 2003 in the form of asset-backed securities for its car leasing subsidiary – EBV Leasing. A car leasing portfolio of 20,000 contracts with a total value of EUR 220m was sold.

Leaving these special developments aside, the figures illustrate only moderate growth due both to the general economic situation and a tight risk control policy.

The disposal of bad loans at ČS mentioned above included the use of existing risk provisions. This, in addition to other uses, explains why **risk provisions** decreased to EUR 2,772m, despite provision charges in 2003. The NPL coverage ratio at the end of 2003 remained unchanged at 70%.

Once again, there was a rise in **financial investments** - up 17.2% to EUR 26.5bn – and similarly the investments available for sale increased by 9.5% to EUR 7.4bn. Above all, this is a result of the increase in the 'held to maturity' portfolio of fixed income securities – a position the Bank took because of large volumes of customer funding and a cautious expansion of the loan portfolio.

Customer deposits grew by 5.8% to EUR 64.8bn in 2003. Savings deposits also grew slightly during the year.

As in previous years, there was a notable increase in funding from our **own issuance** in 2003. The sum of debts evidenced by certificates and subordinated capital grew by 16.5% to EUR 20.5bn.

Shareholders' equity of Erste Bank AG (including net profit after minority interests) grew by EUR 310m (12.5%) to approximately EUR 2.8bn.

Included in the **minority interests** is the equity of those cross guarantee system savings banks in which Erste Bank has only a minority or no equity stake. Here, 2003 showed an increase of 5.7% to EUR 2.9bn. In addition, the first quarter of 2003 saw the placing of a hybrid Tier 1 issue of Japanese Yen (amounting to EUR 150m) through a subsidiary.

The **total eligible qualifying capital** under the Austrian Banking Act (BWG) was EUR 7,009m at year end 2003, compared to EUR 6,983m at previous year end.

The statutory minimum requirement at 31.12.03 was EUR 5,315m, resulting in a coverage ratio of 131.9% (2002: 135.7%).

Risk weighted assets as defined by Section 22 of the Austrian Banking Act grew by EUR 1,931m or 3.2% to EUR 62.2bn from EUR 60.3bn last year. EUR 1,136m of this increase is attributed to the first-time inclusion of Postabank.

The Tier 1 Capital of the Erste Bank Group under the Austrian Banking Act was EUR 3,912m at 31 December 2003 (2002: EUR 3,800m).

The Tier 1 ratio at 31 December 2003 was thus unchanged at 6.3%; the **solvency ratio** reached 10.7% (2002: 11%) and therefore significantly exceeds the legally required minimum level or 8%.

3. Results for 4th Quarter 2003

Net profit after minority interests for the fourth quarter – traditionally the strongest period of the year - was up 9% from the previous quarter at EUR 98.3m. **Operating income** rose 2.5% against the third quarter to EUR 977.4m. Significant rates of growth were seen in commission income and income from insurance business. **Net interest income** was up by a moderate 1.1%. The net trading result was down by 21.2% from EUR 55.9m in Q4 to EUR 44m in the fourth quarter.

General administrative expenses rose by 1.5% to EUR 623.5m. It is important to note, however, that this includes the one-off effect of EUR 32m referred to earlier. Discounting this one-off expense, Erste Bank's successful cost management measures were evidenced by the 3.6% reduction in general administrative expenses for the fourth quarter.

Risk provisions increased by EUR 15.1m against the previous quarter, as the savings banks within the cross guarantee system increased their end-of-year risk provisioning compared to previous quarters. In addition, the total volume of risk provisions for the full year corresponded to the previous year's level, as the previously planned releases of provisions at Česká spořitelna were netted-off at EB group level.

The negative balance in **other operating result** increased against the previous quarter. This is attributable to provisioning outside the lending business and marked-to-market valuations of the available-for-sale portfolio.

The relatively strong decline in **minority interests** from EUR 37.5m to EUR 20.5m is largely due to changes in the Savings Bank segment. As mentioned previously, in order to comply with IFRS regulation, the gains from the higher valuation of the Erste Bank share had to be eliminated from the consolidated accounts.

The **tax rate** for the last quarter of 2003 was 31% above the level of the previous quarter. This development is attributable to the tax results of group companies and the current valuation of tax assets and tax liabilities.

4. Segment Reporting

Austria

In comparison to the equivalent period last year, and despite an increase in funding costs and goodwill amortisation, the Austrian segment was able to secure excellent results (after taxes and minority interests) – up 70 % from EUR 99.4m to EUR 168.7m. Following better performance in all areas of the P&L, ROE improved to 10.9% from 8.4% in 2002. The cost-income ratio also improved from 69.1% last year to 67.1% this year. This can be attributed to an increase in the operating result (net interest income, net commission income, net trading result and good results from the insurance business), which was up 4.7%, and only a slight (1.4%) increase in general administrative expenses.

Savings Banks

In the Saving Banks subsegment, net commission income grew substantially in 2003 (up 20.2% to EUR 321.5m). An element of this rise can be accredited to the first time inclusion in this segment of the savings bank payment services company. This also explains the rise in general administrative expenses, as in 2002 the business was allocated to the Corporate Center.

interest income was down slightly, by 2.9%. As a result of improved capital market conditions, this segment was also able to achieve an excellent trading result, up 19.2% to EUR 29.3m.

Retail and Real Estate

This segment covers retail and commercial business in Austria and includes the majority-owned savings banks and the subsidiaries mainly involved in retail business (Bausparkasse, Sparinvest, EBV-Autoleasing and S-Versicherung). The significant increase in net profit after minority interests from EUR 0.5m to EUR 19.8m was due to excellent progress in the insurance business (up to EUR 25.9m) as well as to a clear improvement in other operating result (mainly due to higher results from valuation of securities held as investments available for sale of the Savings Banks where Erste Bank has a majority stake). The slight reduction in net interest income of 1.7% was mainly a result of higher funding costs due to the acquisition of an additional stake in S-Versicherung at the end of 2002. Whilst general administrative expenses were reduced by 0.4% to EUR 653m, risk provisioning in the lending business was up 7% to EUR 132.4m. The main reason for this was the risk provisions at Tiroler Sparkasse which were no longer off-set by the first-time consolidation measures applied on acquisition in 2002.

Large Corporate Customers

This segment also includes the leasing subsidiary Immorent, alongside the large corporate customer business of Erste Bank AG. Whilst net interest income showed a substantial increase (up 8.7% to EUR 147.7m), net commission income was down by 29.9% on last year at EUR 53.1m. This decrease is mainly due to the above average result in commission income from Immorent in 2002 (particularly in the areas of construction project financing and other leasing commissions), which could not be repeated in 2003. Risk provisions for loans and advances were down 16.5%, and strict cost management measures resulted in a 5% decrease in general administrative expenses.

Trading and Investment Banking

In addition to the related business areas in Vienna (Treasury, Asset/Liability management, and Investment Banking), the Trading and Investment Banking segment also includes the Treasury activities of the New York and Hong Kong offices.

Net profit after minority interests of this segment was up strongly to EUR 91.2m from EUR 47.8m and can be attributed to good results within Asset / Liability management. Net interest income rose by almost 60% (EUR 112.1m from EUR 70.7m in 2002) and the net trading result increased by 13.3% (EUR 89.6m from EUR 79.1m in 2002), both as a result of the improved market conditions in general. Furthermore, net commission income saw a sharp increase (to EUR 29m from EUR 13.2m in 2002) mostly as a result of the sale of structured products. Growth in general administrative expenses was maintained at a modest rate, up by only 3%.

Central Europe Segment

The Central Europe segment demonstrated significant double digit increases in all areas of results. Furthermore, the growth rate in general administrative expenses was kept at a moderate level of 8% despite two main factors. Firstly, personnel expenses rose as a result of salary increases necessary to bring them in line with local market levels and secondly, costs increased due to the write-offs of fixed assets required in the modernisation of the network and

IT. Despite an increase in the negative balance in other operating result, net profit after minority interests increased by over 28.5% from EUR 147.7m to EUR 189.7m. As a consequence of these good results, return on equity increased to 31% and the cost-income ratio improved from 64% to 61%.

Česká spořitelna (ČS)

The decrease in net interest income (EUR 460.8m from EUR 477.3m) at ČS was due to higher funding costs (acquisition by Erste Bank of additional stakes in ČS in mid 2002), a weaker Czech Crown compared to 2002 and the sharp decline in interest rates. However this was largely off-set by the rise in net commission income (up 11.2%), which was mainly due to the increased sale of asset-management products and from payment services. The insurance business returned to normal levels, achieving results of EUR 10.2m after the previous year, in which it was affected by the flood catastrophe and generally weak capital market conditions. General administrative expenses (including depreciation and amortisation of fixed assets) rose only slightly to EUR 474.1m. Looking at these costs in more detail, administrative and personnel costs were reduced by 3%. The decrease in other operating result is due partly to the additional amortisation of goodwill following the acquisition of the additional stake in ČS in 2002, and also to the higher expenses for the deposit insurance contributions and a one-off write-off of intangible assets. These developments as well as the acquisition of the further stake in mid-2002 have all contributed to an improved net profit after minority interests – by 16% to EUR 122.5m.

Slovenská sporiteľňa (SLSP)

The effect of both the completed restructuring and the strengthened marketing initiatives was evident in the results of SLSP. Net interest income increased by 45.5% to EUR 234.7m. This rise was also supported by an exceptionally high result in the at-equity valuation of the Slovakian building society (PSS) of approximately EUR 36m. Commission income improved by almost 20% to EUR 51.6m - particularly in payment services and the lending business. These increases comfortably covered the rise in general administrative expenses by 8.5% to EUR 157.3m. Again, the sum of personnel and other administrative costs were contained at last year's level (adjusted for inflation, there was even a reduction). The success of the restructuring was clearly illustrated by the increase in net profit after minority interests, up by 95.1% to EUR 32.7m. The decline in other operating result was mainly due to provisioning outside the lending business as well as the one time write-off of intangible assets.

Erste Bank Hungary (EBH)

Likewise in EBH, the effect of the good market positioning was visible in earnings growth. Net interest income, boosted by the significant increase in business volume, was up by 30.1% from EUR 45m to EUR 58.5m. The rise in commission income by 66.7% from EUR 17.3m to EUR 28.8m was particularly pleasing. The reason for this was increased revenues within the payment business and commission growth in the lending business. The increase in general administrative expenses was mainly due to the expansion of the branch network and the related higher personnel costs. The other operating result was affected by provisions connected to the takeover of Postabank, which was completed at the end of 2003. Net profit after minority interests rose from EUR 4.9m to EUR 13.2m, resulting in return on equity exceeding 20% for the first time.

Erste Bank Croatia

The acquisition of Riječka Banka in the second quarter 2002 was one of the main reasons behind the increase in net profit in this segment. In the course of this financial year, the merger

of Riječka Bank with Erste & Steiermärkische Bank, which took place in the third quarter of 2003, was one of the key events. Despite a government lending regulation, interest income increased by 30%. Similarly, net commission income rose by 29.3% to EUR 12.5m, reflecting the good position in the market. The higher general administrative expenses were a consequence of the merger of the two banks. Here in particular, marketing costs in connection with introduction of a new logo and increased provisioning for personnel as a result of the merger were the main contributors.

International Business

Alongside the related business areas in Vienna, the international business segment also includes the commercial activities of the overseas branches in London, New York and Hong Kong. In this segment, growth was seen in both net interest income (up 8.9% to EUR 146.8m) and net commission income (up 38.8% to EUR 21.1m). This led to an increase in net profit after minority interests by 36.4% to EUR 70.1m. The positive trend in risk costs in the lending business has to be seen in conjunction with the development of other operating results, which declined due to the higher revaluation requirements for investment securities based on decreasing asset quality. In total, however, risk provisions were below last year's level.

Corporate Center

The Corporate Center segment encompasses other units that cannot be directly allocated to the individual business segments (e.g. ancillary units, the Internet subsidiary ecetra etc). In regard to general administrative expenses, a one-off payment of EUR 32m was made into a new pension scheme as a result of an amendment in the pension legislation law. Due to a change in the segment constituents in 2003 (the Savings Bank payment services company was included in this sector in 2002 and for 2003 falls under the Savings Bank segment), a comparison line by line to previous years is not representative. As a result of consolidation effects, particularly between service units and business areas in this segment, the development of the net commission income and general administrative expenses can only be seen from the aggregate of these positions.

Please direct any enquiries to:
Erste Bank, Investor Relations Department
1010 Vienna, Graben 21, Fax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Tel. 0043 (0)5 0100 ext. 17326; e-mail: thomas.schmee@erstebank.at

This text is also available on our homepage at
http://www.erstebank.com (→ investor relations → download centre → investor relations news)

I. Balance sheet according to IFRS

in EUR m

Assets		31/12/03	31/12/02	+/- %
1.	Cash and balances with central banks	2,549	3,181	(19.9)
2.	Loans and advances to credit institutions	13,140	15,492	(15.2)
3.	Loans and advances to customers	67,766	64,435	5.2
4.	Risk provisions for loans and advances	(2,772)	(2,983)	(7.1)
5.	Trading assets	5,259	3,487	50.8
6.	Investments available for sale	7,379	6,736	9.5
7.	Financial investments	26,454	22,572	17.2
8.	Intangible assets	1,868	1,596	17.1
9.	Tangible assets	1,814	1,866	(2.8)
10.	Other assets	5,117	4,840	5.7
	Total assets	**128,575**	**121,222**	**6.1**

Liabilities and shareholders' equity		31/12/03	31/12/02	+/- %
1.	Amounts owed to credit institutions	25,704	26,425	(2.7)
2.	Amounts owed to customers	64,839	61,308	5.8
3.	Debts evidenced by certificates	16,944	14,191	19.4
4.	Provisions	6,366	5,488	16.0
5.	Other liabilities	5,515	5,220	5.6
6.	Subordinated capital	3,538	3,386	4.5
7.	Minority interests	2,879	2,723	5.7
8.	Shareholders' equity	2,791	2,481	12.5
	Total liabilities and shareholders' equity	**128,575**	**121,222**	**6.1**

II. Income Statement according to IFRS

	in EUR m	2003	2002	+/- %
I.	**Net interest income**	**2,586.8**	**2,463.0**	**5.0**
	Risk provisions for loans and advances	(406.4)	(406.4)	0.0
	Net commission income	996.6	944.3	5.5
	Net trading result	214.6	167.4	28.2
	General administrative expenses	(2,460.8)[2]	(2,432.0)	1.2
	Result from insurance business	32.9	8.4	>100.0
	Other operating result	(202.1)	(80.2)	>(100.0)
	Extraordinary result	0.0	0.0	--
II.	**Pre-tax profit for the year**	**761.6**	**664.6**	**14.6**
	Taxes on income	(224.2)	(151.4)	48.1
III.	**Profit for the year**	**537.4**	**513.2**	**4.7**
	Minority interests	(184.1)	(258.0)	(28.6)
IV.	**Net profit after minority interests**	**353.3**	**255.2**	**38.4**

[2] Including a one-off pension charge of EUR 32m

Overview								
	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	1,622.8	1,604.2	829.4	741.7	146.8	134.7	(12.1)	(17.5)
Risk provisions for loan and adv.	(374.6)	(363.1)	(9.7)	3.9	(26.1)	(51.9)	3.9	4.7
Net commission income	680.2	628.1	345.3	297.2	21.1	15.2	(50.0)	3.6
Net trading result	137.1	123.8	71.2	56.6	0.1	0.0	6.2	(13.0)
General administrative expenses	(1,655.6)	(1,633.2)	(766.7)	(705.2)	(34.0)	(38.4)	(4.4)	(55.1)
Income from insurance business	25.9	6.1	10.2	2.3	0.0	0.0	(3.2)	0.0
Other operating result	(26.4)	(67.0)	(167.1)	(57.9)	(13.8)	3.6	5.2	41.2
Pre-tax profit	**409.4**	**298.9**	**312.6**	**338.7**	**94.1**	**63.3**	**(54.5)**	**(36.2)**
Taxes on income	(128.4)	(68.1)	(78.1)	(89.0)	(24.0)	(11.8)	6.3	17.3
Minority interest	(112.3)	(131.4)	(44.7)	(102.0)	0.0	0.0	(27.1)	(24.5)
Net profit after minority interests	**168.7**	**99.4**	**189.7**	**147.7**	**70.1**	**51.4**	**(75.3)**	**(43.4)**
Average risk-weighted assets	44,771.0	44,674.8	10,162.1	9,157.6	6,387.5	6,128.9	567.3	550.6
Average attributed equity	1,549.1	1,183.1	611.0	481.3	384.0	322.1	34.1	28.9
Cost/Income Ratio	**67.1%**	**69.1%**	**61.0%**	**64.2%**	**20.2%**	**25.6%**	**n.a.**	**n.a.**
ROE based on net profit	**10.9%**	**8.4%**	**31.1%**	**30.7%**	**18.3%**	**16.0%**	**n.a.**	**n.a.**
Thereof funding costs	(73.0)	(57.8)	(44.4)	(36.9)	0.0	0.0	(24.5)	(34.7)
Thereof goodwill	(18.5)	(12.9)	(54.4)	(38.1)	0.0	0.0	(8.3)	(7.4)

TOTAL		
	Erste Bank Group	
in EUR m	2003	2002
Net interest income	2,586.8	2,463.0
Risk provisions for loan and adv.	(406.4)	(406.4)
Net commission income	996.6	944.3
Net trading result	214.6	167.4
General administrative expenses	(2,460.8)	(2,432.0)
Income from insurance business	32.9	8.4
Other operating result	(202.1)	(80.2)
Pre-tax profit	**761.6**	**664.6**
Taxes on income	(224.2)	(151.4)
Minority interest	(184.1)	(258.0)
Net profit after minority interests	353.3	255.2
Average risk-weighted assets	61,888.0	60,511.9
Average attributed equity	2,578.2	2,015.5
Cost/Income Ratio	**64.2%**	**67.9%**
ROE based on net profit	13.7%	**12.7%**
Thereof funding costs	(142.0)	(129.4)
Thereof goodwill	(81.1)	(58.5)

AUSTRIA								
	Savings Banks		Retail and Real Estate		Large Corporate Customers		Trading und Investment Banking	
in EUR m	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	841.3	866.6	521.8	531.0	147.7	135.9	112.1	70.7
Risk provisions for loan and adv.	(198.1)	(186.6)	(132.4)	(123.7)	(44.1)	(52.7)	0.0	0.0
Net commission income	321.5	267.5	264.1	266.7	53.1	75.8	41.5	18.1
Net trading result	29.3	24.6	16.7	17.3	1.5	2.8	89.6	79.1
General administrative expenses	(820.5)	(794.1)	(653.0)	(655.3)	(81.2)	(85.7)	(100.9)	(98.1)
Income from insurance business	0.0	0.0	25.9	6.1	0.0	0.0	0.0	0.0
Other operating result	(22.3)	(10.8)	(2.5)	(39.9)	9.1	(5.9)	(10.8)	(10.3)
Pre-tax profit	**151.3**	**167.1**	**40.5**	**2.1**	**86.1**	**70.1**	**131.5**	**59.6**
Taxes on income	(46.7)	(40.8)	(15.5)	(1.4)	(25.6)	(13.0)	(40.6)	(12.9)
Minority interest	(101.5)	(122.9)	(5.3)	(0.2)	(6.0)	(9.5)	0.3	1.2
Net profit after minority interests	**3.1**	**3.5**	**19.8**	**0.5**	**54.6**	**47.7**	**91.2**	**47.8**
Average risk-weighted assets	22,179.7	22,164.3	12,185.8	12,141.3	6,918.9	6,478.0	3,486.6	3,891.2
Average attributed equity	190.8	0.0	732.7	638.1	416.0	340.5	209.6	204.5
Cost/Income Ratio	**68.8%**	**68.5%**	**78.8%**	**79.8%**	**40.2%**	**40.0%**	**41.5%**	**58.4%**
ROE based on net profit	**1.6%**	**n.a.**	**2.7%**	**0.1%**	**13.1%**	**14.0%**	**43.5%**	**23.4%**
Thereof funding costs	(15.3)	(13.2)	(39.5)	(27.0)	(15.7)	(14.2)	(2.5)	(3.4)
Thereof goodwill	(5.9)	(4.9)	(12.6)	(7.8)	0.0	0.0	0.0	(0.2)

CENTRAL EUROPE								
	Česká spořitelna		Slovenská sporiteľňa		Erste Bank Hungary		Erste Bank Croatia[3]	
in EUR m	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	460.8	477.3	234.7	161.3	58.5	45.0	75.4	58.1
Risk provisions for loan and adv.	1.3	23.0	3.3	(2.4)	(7.5)	(8.2)	(6.9)	(8.6)
Net commission income	252.3	226.9	51.6	43.4	28.8	17.3	12.5	9.7
Net trading result	38.1	29.4	10.8	9.1	11.6	6.3	10.7	11.9
General administrative expenses	(474.1)	(458.7)	(157.3)	(145.0)	(69.3)	(54.3)	(66.1)	(47.3)
Income from insurance business	10.2	2.3	0.0	0.0	0.0	0.0	0.0	0.0
Other operating result	(75.7)	(30.9)	(81.9)	(30.6)	(7.6)	(1.1)	(1.8)	4.7
Pre-tax profit	**212.9**	**269.4**	**61.3**	**35.8**	**14.7**	**5.0**	**23.7**	**28.5**
Taxes on income	(75.2)	(84.0)	(5.6)	(2.3)	(1.7)	(0.4)	4.3	(2.3)
Minority interest	(15.2)	(79.9)	(22.9)	(16.7)	0.1	0.3	(6.7)	(5.7)
Net profit after minority interests	**122.5**	**105.5**	**32.7**	**16.8**	**13.2**	**4.9**	**21.3**	**20.5**
Average risk-weighted assets	6,287.5	6,230.5	1,493.2	1,033.7	920.8	590.9	1,460.6	1,302.5
Average attributed equity	378.0	327.5	89.8	54.3	55.4	31.1	87.8	68.5
Cost/Income Ratio	**62.3%**	**62.3%**	**52.9%**	**67.8%**	**70.0%**	**79.1%**	**67.1%**	**59.3%**
ROE based on net profit	**32.4%**	**32.2%**	**36.5%**	**30.9%**	**23.8%**	**15.8%**	**24.2%**	**29.9%**
Thereof funding costs	(27.7)	(22.9)	(6.2)	(6.9)	(3.2)	(3.0)	(7.3)	(4.1)
Thereof goodwill	(40.2)	(24.9)	(12.0)	(12.0)	0.0	0.0	(2.2)	(1.2)

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change

[3] Riječka Banka only included for 6 month in 2002